UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to Form 6-K amends the Form 6-K filed on May 9, 2012 by Star Bulk Carriers Corp. (the "Company") to include as Exhibit 1 the letter of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., dated May 10, 2012, to the Securities and Exchange Commission confirming the information contained in the Company's report on Form 6-K filed on May 9, 2012.

This report to Form 6-K/A and Exhibit 1 hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009 and the Company's registration statement on Form S-8 (File No. 333-176922) that was filed with the Commission and effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: May 10, 2012	By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Chief Financial Officer

Exhibit 1

May 10, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K of Star Bulk Carriers Corp. (the "Company"), dated May 9, 2012, and have the following comments:

1.           We agree with the statements made in the third and fifth paragraphs.

2.           We have no basis on which to agree or disagree with the statements made in the first, second and fourth paragraphs, including but not limited to:

i. The change was approved by the audit committee of the board of directors; and

ii. During each of the two most recent fiscal years and through the date of their report, neither Star Bulk Carriers Corp., nor anyone on its behalf consulted with Ernst & Young (Hellas) Certified Auditors-Accountants S.A on any matter that was subject to disagreement, as that term is defined in Item 16.F of Form 20-F and the related instructions to Item 16.F of Form 20-F, or a reportable event, as that term is defined in Item 16.F of Form 20-F.

Yours truly,

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece